Exhibit 4.4

First Addendum to the Software Development Services Agreement of January 5, 2016

That was made and signed on January 28, 2019

Between:

Foresight Automotive Ltd., private company 515287480

(Formerly Four Eyes Autonomous Ltd.)

Whose registered office is at 7 Golda Meir Street, Ness Ziona, Israel

(Hereinafter: ‘the company’)

Of the one part;

And:

MAGNA – B.S.P. Ltd., private company 513066639

Whose registered office is at Rotem Industrial Park, Arava Mobile Post, 86800

(Hereinafter: ‘the service provider’)

Of the other part;

(Jointly hereinafter: ‘the parties’)

Whereas	the service provider provides software development services to the company, under an agreement of January 5, 2016 (hereinafter: ‘the Agreement’), which was approved by the general meeting of the company’s parent company, Foresight Autonomous Holdings Ltd. (hereinafter: ‘Foresight Holdings’), on December 22, 2015, for a period of up to three years;

And whereas	on January 28, 2019, the general meeting of Foresight Holdings approved an extension of the Agreement for a period of up to 3 additional years, with the changes stated below;

And whereas	the parties are interested in amending the Agreement accordingly, as stated below;

Wherefore, the parties have agreed, declared and stipulated as follows:

1.	The preamble to this addendum constitutes an integral part hereof.

2.	The terms that appear in this addendum and are not defined will have the meaning given to them in the Agreement.

3.	Annex A of the Agreement will be amended and replaced by the Annex A attached to this addendum. It should be clarified that the data in Annex A was calculated according to an average employment rate of 75% of the service provider’s employees working for the company (except for two employees, in the positions of office manager and assistance in coordinating the project, whose average employment rate is approximately 27%) and the grossing-up of other expenses at a rate of 32% (which will not exceed a sum of NIS 57,246 per month).

4.	Section 5.1 of the Agreement will be amended and replaced in the section with a section whose wording will be as follows:

‘The Agreement as amended by the addendum of January 28, 2019, will come into force immediately after the approval of the general meeting of the shareholders of Foresight Holdings, subject to the signing of the parties by the parties, and will be valid for twelve (12) months thereafter (hereinafter: ‘the first period’). The company will be entitled to extend the validity of the Agreement, according to its terms, for two additional periods of twelve (12) months each (hereinafter: ‘the option periods’), by giving notice in writing to the service provider sixty (60) days before the end of the first period or the option period thereafter, as applicable (the first period and the option periods jointly hereinafter: ‘the period’). The company will be entitled to cancel the Agreement at any time and for any reason by giving half a year’s notice in writing. It should be clarified that sections 5.2-5.4 of the Agreement will remain in force without any change.’

5.	Section 6 of the Agreement will be amended and replaced with a section whose wording will be as follows:

‘6.1 During the period of the Agreement, the consideration for the development services will be calculated according to the services and the amounts of the work that were provided in practice by the service provider for the benefit of the company, up to a sum of NIS 235,000 per month, plus VAT (hereinafter: ‘the consideration’). The consideration will be paid to the company monthly, by the 15th of each calendar month, for the previous calendar month. The service provider will send the company a report that gives details of the hours of the services that were provided in practice by the 5th of each calendar month.

6.2 The service provider will be entitled to raise the monthly consideration by a sum of up to NIS 17,500 per month during the first year, up to NIS 19,500 per month during the second year, and up to NIS 21,500 per month for the third year, plus VAT (an increase that reflects 10% of the expected maximum monthly salary of the service provider’s employees in each year as aforesaid, without the expenses component) for an increase in the salary of the service provider’s employees that provide services to the company, in order to retain them, subject to the condition that the salary of these employees increased in practice, as will be proved by written documentation.’

6.	It should be clarified that nothing in the Agreement as amended by this addendum will be interpreted as granting a right to the internal auditor of Foresight Holdings to audit the service provider and/or its employees.

7.	It should be clarified that nothing in this addendum will change any of the provisions of the Agreement, except in the sections mentioned above, and that all the other provisions of the Agreement with continue to apply without any change.

In witness whereof, the parties have signed below:

Foresight Automotive Ltd.		Magna – B.S.P. Ltd.

By:	/s/ Eliyahu Yoresh	By:	/s/ Haim Siboni
Position:	Chief Financial Officer	Position:	Chief Executive Officer
Date:	January 28, 2019	Date:	January 28, 2019

Annex A

	Magna
Position	Cost of salary in NIS of Magna's employees (according to pricing list as of September 2018) For 100% position	For an average of 75% position employment for Foresight, and overhead expenses (32%)
VP R&D - electro optics specialist	34,744	26,058
Engineer - image processing specialist	39,947	29,960
Engineer - software	12,330	9,248
Engineer - system engineering	15,360	11,520
Mechanical engineer - hardware/software	33,444	25,083
Engineer - software	10,886	8,165
Practical engineer - R&D and experiments	14,937	11,203
Practical engineer - R&D and experiments	13,688	10,266
R&D and experiments technician	14,109	10,582
Software engineer	32,855	24,641
	8,110	6,083
Other
Administrative manager	15,779	3,907
Back office Magna-Foresight project assitance	7,567	2,181
	Overall Salary	178,895
	Overhead Expenses (32%)	57,246
	Overall (before VAT)	236,141
	Cap (before VAT)	235,000

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